Exhibit 99.1

Guardforce AI to Launch New Tech-Focused Strategy for Thai Subsidiary to Drive Future Growth with Smart Solutions

NEW YORK, NY, July 16, 2025 – Guardforce AI Co., Limited (Nasdaq: GFAI, GFAIW) (“Guardforce AI” or the “Company”), a global integrated security solutions provider specializing in secured logistics, AI, and Robot-as-a-Service (RaaS), today announced it will officially launch its smart solutions during a high-profile rebranding event hosted by its subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), on Friday, July 25, 2025, in Bangkok, Thailand.

The event will mark a significant milestone in GFCS’s transformation strategy as it unveils a refreshed brand identity of GFCS along with its two updated solution: Smart Cash Solutions and Smart Retail Solutions. The event will also feature remarks from two company leaders: Olivia Wang, Chairwoman and CEO of Guardforce AI, who will outline the Company’s strategy to position GFCS as both a secure logistics provider and a trusted technology partner; and Kelvin Chu, Managing Director of GFCS Thailand, who will highlight GFCS’s operational momentum and growing partnerships. GFCS’s top clients and key regional stakeholders will be in attendance.

“We’ve implemented smart technologies, including robotics to AI-driven tools, to solve real-world challenges related to automation and operational efficiency,” said Lei (Olivia) Wang, Chairwoman and CEO of Guardforce AI. “At this event, we’ll share our vision for advancing business operations and driving AI-powered growth alongside our clients.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is an integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing process, especially for the retail and travel industry in the Asia Pacific. Drawing on 42 years’ operational experience, a premiere long-term customer base, and well-established sales channels, Guardforce AI has built a robust foundation towards the next level of elevating tailored AI solutions and expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com